NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES REPORTS

SECOND QUARTER 2016 RESULTS

---

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, July 25, 2016 - Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC) (the "Trust"), a Canadian REIT (Real Estate Investment Trust), today announced that net income for the three months ended June 30, 2016 was $45.8 million or $0.49 per unit, compared to $83.6 million or $0.90 per unit during the same period in 2015.

Revaluation gain for the three months ended June 30, 2016 was $5.9 million, compared to a revaluation gain of $47.2 million during the same period in 2015. The current value of $34.05 per unit represents an increase over the $33.89 per unit reported in the first quarter of 2016 to reflect net income earned in excess of distributions paid. Compared with the end of 2015, value per unit decreased from $35.72 as a result of the special distribution of $1.60 per unit that was declared and paid in the first half of 2016.

Funds from operations (“FFO”) for the three months ended June 30, 2016 was $40.2 million or $0.43 per unit, compared to $36.8 million or $0.39 per unit during the same period in 2015. Adjusted funds from operations (“AFFO”) was $30.4 million or $0.33 per unit for the three months ended June 30, 2016, compared with $28.1 million or $0.30 per unit during the same period in 2015.

Commercial property net operating income ("NOI") for the three months ended June 30, 2016 was $68.8 million, compared with $63.2 million during the same period in 2015. Same-store NOI for the three months ended June 30, 2016 was $59.5 million, compared with $56.9 million during the same period in 2015.

SECOND QUARTER HIGHLIGHTS

Brookfield Canada Office Properties leased 301,000 square feet of space during the second quarter of 2016. The Trust’s occupancy rate finished the quarter at 93.7%. This rate compares favourably with the Canadian national average of 89.1%.

Leasing highlights:

96,000 square feet of new leases including:

•	A 10-year, 23,000-square-foot lease with Jones Lang LaSalle at Bay Adelaide East
•	A 10-year, 15,000-square-foot lease with Equity Financial Trust Company at First Canadian Place
•	A four-year, 15,000-square-foot lease with Skypower Services at First Canadian Place

205,000 square feet of renewals and expansions including:

•	A 10-year, 64,000-square-foot lease with Baker & McKenzie at Brookfield Place Toronto
•	A five-year, 30,000-square-foot lease with Toronto Dominion Bank at Queens Quay Terminal
•	A 10-year, 23,000-square-foot lease with Korn/Ferry Canada at Brookfield Place Toronto
•	A four-year, 20,000-square-foot lease with Spectrum Health Care LP at Hudson's Bay Centre
•	A three-year, 16,000-square-foot lease with Richter Management at Brookfield Place Toronto

Extended and up-financed the debt of Hudson's Bay Centre, Toronto with additional net proceeds of $40 million, maturing May 2018 at a rate of CDOR plus 150 basis points.

Construction continues on schedule at Brookfield Place Calgary East. The topping-off ceremony was held in June with the concrete core complete and the structural steel reaching the mechanical penthouse. The project is currently 71% pre-leased to anchor tenant Cenovus and is on target to be completed in late 2017. The Trust has entered into an agreement to lease 140,000 square feet at the project to Scotiabank. Taking this new agreement into account, the development is 81% pre-leased.

Brookfield Place Calgary has a $350 million construction facility in place with a $235 million outstanding balance expiring in November 2017. Contingent on the successful closing on our agreement with Scotiabank, we will have exceeded a pre-leasing threshold which allows the Trust, at its option, to extend the maturity by an additional year at the same terms.

OUTLOOK

“The second quarter was successful for us as a company as well as for our unitholders as we continued our construction progress at Brookfield Place Calgary East despite unfavourable market conditions, and entered into an agreement to lease an additional 140,000 square feet to a second tenant ," said Jan Sucharda, president and chief executive officer. "Furthermore, our unitholders benefited from a 5.7% increase in their regular monthly distribution which started with the April 2016 payment."

* * *

Monthly Distribution Declaration

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.1092 per Trust unit payable on September 15, 2016 to holders of Trust units of record at the close of business on August 31, 2016. The distributions are declared in Canadian dollars. Registered unitholders resident in Canada will receive payment in Canadian dollars and registered unitholders resident in the United States will receive the U.S. dollar equivalent unless they request otherwise. The U.S. dollar equivalent of the quarterly distribution will be based on the Bank of Canada closing exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada closing exchange rate of the preceding business day. Beneficial unitholders will receive payment in Canadian dollars unless they request to receive the U.S. dollar equivalent.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary and Ottawa, and a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $240 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Canada Office Properties’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the Investors section of its website at www.brookfieldcanadareit.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldcanadareit.com or contact:

Contact:

Sherif El-Azzazi

Manager, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Canada Office Properties’ 2016 second quarter results as well as Supplemental Information on Brookfield Canada Office Properties’ website under the Investors section at www.brookfieldcanadareit.com.

The conference call can be accessed via webcast on July 26, 2016 at 9:00 a.m. Eastern Time at www.brookfieldcanadareit.com or via teleconference toll free at 1-888-438-5525 or toll at 1-719-457-2085, passcode: 4560862 at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed toll free at 1-888-203-1112 or toll at 1-719-457-0820, passcode: 4560862.

Non-IFRS Measures

This press release and accompanying financial information make reference to NOI, FFO and AFFO on a per unit and/or total basis. The Trust uses these non-IFRS measures to assess its operating results. NOI is an important measure that both investors and management use to assess operating performance of our commercial properties, FFO is a widely used measure in analyzing the performance of real estate notwithstanding the variability of its fair value, and AFFO is a measure used to assess an entity’s ability to pay distributions.

The Trust defines NOI as adjusted commercial property revenue net of direct property operating expenses, including property administration costs that have been deducted, but prior to deducting interest expense, general and administrative expenses and revaluation gains (losses). Included in adjusted commercial property revenue and revaluation gains (losses) is the impact of rental payments received pursuant to a related party lease, which in accordance with IFRS, would be included in fair value gains (losses). Management believes the inclusion of the rental lease payments, net of non-cash rental revenue, is important to help investors understand the contracted economics of the Bay Adelaide East acquisition on an "as-if-completed-and-stabilized basis" and the related recurring operating cash flows generated pursuant to that arrangement.

FFO is defined as net income prior to transaction costs, revaluation gains (losses) which include the impact of rental payments received from the related party lease as described above, and certain other non-cash items, if any. FFO does not represent or approximate cash generated from operating activities and is determined in accordance with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012 as well as the inclusion of all adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) except for the inclusion of the rental lease payments. AFFO is defined by the Trust as FFO net of normalized second-generation leasing commissions and tenant improvements, normalized maintaining value capital expenditures and straight-line rental income.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEET

(Cdn $ Millions)	Jun 30, 2016	Dec 31, 2015
Assets
Investment properties
Commercial properties	$5,394.4	$5,805.1
Commercial developments	590.4	462.7
	5,984.8	6,267.8

Tenant and other receivables	14.3	23.8
Other assets	8.5	7.3
Cash and cash equivalents	60.9	57.6
	$6,068.5	$6,356.5

Liabilities
Investment property and corporate debt	$2,707.3	$2,838.5
Accounts payable and other liabilities	177.4	185.0

Equity
Unitholders' equity	884.2	923.8
Non-controlling interest(1)	2,299.6	2,409.2
	$6,068.5	$6,356.5

(1) Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENT OF INCOME

(Cdn $ Millions, except per unit amounts)	Three months ended Jun. 30		Six months ended Jun. 30
	2016	2015	2016	2015
Commercial property revenue	$127.6	$126.3	$256.9	$253.9
Direct commercial property expense	62.5	63.1	129.4	126.9
Interest expense	22.4	20.8	46.2	41.9
General and administrative expense	6.5	6.0	12.8	12.1
Income before fair value gains (losses)	36.2	36.4	68.5	73.0
Fair value gains (losses)	9.6	47.2	(11.7)	69.3
Net income and comprehensive income	$45.8	$83.6	$56.8	$142.3

Net income and comprehensive income attributable to:
Unitholders	$12.8	$23.4	$15.9	$39.8
Non-controlling interest	33.0	60.2	40.9	102.5
	$45.8	$83.6	$56.8	$142.3
Weighted average Trust units outstanding	26.3	26.2	26.3	26.2
Net income per Trust unit	$0.49	$0.90	$0.61	$1.53

RECONCILIATION OF COMMERCIAL PROPERTY REVENUE TO NET OPERATING INCOME

(Cdn $ Millions, except per unit amounts)	Three months ended Jun. 30		Six months ended Jun. 30
	2016	2015	2016	2015
Commercial property revenue	$127.6	$126.3	$256.9	$253.9
Impact of related party lease rental payments	3.7	—	10.0	—
Adjusted commercial property revenue	$131.3	$126.3	$266.9	$253.9
Deduct:
Direct commercial property expense	62.5	63.1	129.4	126.9
Commercial property net operating income	$68.8	$63.2	$137.5	$127.0

RECONCILIATION OF FAIR VALUE TO REVALUATION GAINS (LOSSES)

(Cdn $ Millions, except per unit amounts)	Three months ended Jun. 30		Six months ended Jun. 30
	2016	2015	2016	2015
Fair value gains (losses) per Statement of Income	$9.6	$47.2	$(11.7)	$69.3
Impact of related party lease rental payments	(3.7)	—	(10.0)	—
Revaluation gains (losses)	$5.9	$47.2	$(21.7)	$69.3

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Jun. 30		Six months ended Jun. 30
	2016	2015	2016	2015
Net income	$45.8	$83.6	$56.8	$142.3
Add (deduct):
Revaluation (gains) losses	(5.9)	(47.2)	21.7	(69.3)
Amortization of lease incentives	0.3	0.4	0.7	0.9
Funds from operations	$40.2	$36.8	$79.2	$73.9
Funds from operations - unitholders	11.3	10.3	22.2	20.7
Funds from operations - non-controlling interest	28.9	26.5	57.0	$53.2
	$40.2	$36.8	$79.2	$73.9
Weighted average Trust units outstanding	26.3	26.2	26.3	26.2
Funds from operations per Trust unit	$0.43	$0.39	$0.85	$0.79

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Jun. 30		Six months ended Jun. 30
	2016	2015	2016	2015
Funds from operations	$40.2	$36.8	$79.2	$73.9
Add (deduct):
Straight-line rental income	(2.5)	(1.1)	(2.6)	(2.1)
Normalized 2nd generation leasing commissions and tenant improvements(1)	(5.8)	(5.8)	(11.6)	(11.6)
Normalized maintaining value capital expenditures(1)	(1.5)	(1.8)	(3.0)	(3.6)
Adjusted funds from operations(2)	$30.4	$28.1	$62.0	$56.6
Adjusted funds from operations - unitholders	8.6	7.9	17.4	15.8
Adjusted funds from operations - non-controlling interest	21.8	20.2	44.6	40.8
	$30.4	$28.1	$62.0	$56.6
Weighted average Trust units outstanding	26.3	26.2	26.3	26.2
Adjusted funds from operations per Trust unit	$0.33	$0.30	$0.66	$0.61
(1)	As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Maintaining value capital expenditures relate to capital items that are required to maintain the properties in their current state and exclude projects that are considered to add productive capacity.
(2)	AFFO calculated using actual leasing commissions, tenant improvements and maintaining value capital expenditures would result in AFFO of $30.1 million and $63.2 million for the three and six months ended June 30, 2016.